Form 10-K, Exhibit 13
period 1997-12-31
CONCORD COMMUNICATIONS INC
filed 1998-03-25
CIK 915290

                                                                   EXHIBIT 13.01



FINANCIAL TABLE OF CONTENTS




Management's Discussion and Analysis of
Financial Condition and Results of Operations ................          thirteen


Balance Sheets ...............................................           sixteen


Statements of Operations .....................................         seventeen


Statements of Redeemable Convertible
Preferred Stock and Stockholders' Equity (Deficit) ...........          eighteen


Statements of Cash Flows .....................................            twenty


Notes to Financial Statements ................................        twenty-one


Report of Independent Public Accountants .....................      twenty-eight


Directors, Executive Officers and Corporate Information ...... inside back cover twelve

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

The Company develops, markets and supports a family of turnkey, automated, scalable, software-based performance analysis and reporting solutions for the management of computer networks. Substantially all of the Company's revenues are derived from the Network Health product family which began shipping in the first quarter of 1995.

The Company does not provide forecasts of the future financial performance of the Company. From time to time, however, the information provided by the Company or statements made by its employees may contain forward-looking statements. In particular, statements contained in this Annual Report and the Company's form 10-K that are not historical statements (including, but not limited to, statements concerning operating expense levels and such operating expense levels relative to the Company's total revenues) may constitute forward-looking statements subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks of continued operating losses, intellectual property rights and litigation, risks in technology development and commercialization, risks in product development and market acceptance of and demand for the Company's products, risks of downturns in economic conditions generally, and in the software, networking and telecommunications industries specifically, risks associated with competition and competitive pricing pressures, risks associated with international sales and other risks detailed in the Company's filings with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data as percentages of the Company's total revenue:

                                              Fiscal Year
                                        -------------------------
                                         1995      1996     1997
                                        ------    ------   ------
Revenues:
  License revenues                      79.1%     87.1%     88.6%
  Service revenues                      20.9%     12.9%     11.4%
                                       -----     -----     -----
     Total revenues                    100.0%    100.0%    100.0%
Cost of revenues                        26.7%     21.7%     14.7%
                                       -----     -----     -----
Gross Profit                            73.3%     78.3%     85.3%
                                       -----     -----     -----
Operating expenses:
  Research and development              54.2%     43.7%     23.7%
  Sales and marketing                   84.8%     78.2%     52.0%
  General and administrative            23.0%     13.0%     10.5%
                                       -----     -----     -----
Operating (loss)                       (88.7%)   (56.6%)    (0.9%)
                                       -----     -----     -----
Other income (expense), net              1.8%      0.5%      1.6%
                                       -----     -----     -----
Net income (loss)                      (86.9%)   (56.1%)     0.7%
                                       -----     -----     -----


TOTAL REVENUES

Total revenues were $4.4 million, $9.0 million and $19.6 million in 1995, 1996 and 1997, respectively, representing increases of 106.8% from 1995 to 1996 and 117.3% from 1996 to 1997.

LICENSE REVENUES

The Company's license revenues are derived from the licensing of software products. License revenues were $3.4 million, $7.8 million and $17.3 million, in 1995, 1996 and 1997, respectively, representing increases of 127.9% from 1995 to 1996 and 121.1% from 1996 to 1997. License revenues accounted for 79.1%, 87.1% and 88.6% of total revenues in 1995, 1996 and 1997, respectively. The increase in license revenues resulted from increased sales to new customers and additional sales to existing customers for new products and upgrades of existing licenses. There were no price increases for products during 1997.

SERVICE REVENUES

The Company's service revenues consist of fees for maintenance and training services. Service revenues were $912,000, $1.2 million and $2.2 million in 1995, 1996 and 1997, respectively, representing increases of 27.4% from 1995 to 1996 and 91.5% from 1996 to 1997. Service revenues accounted for 20.9%, 12.9% and 11.4% of total revenues in 1995, 1996 and 1997, respectively. The increase in service revenues was primarily attributed to an increase in revenue from maintenance contracts for new and existing customers.




                                    thirteen

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


COST OF REVENUES

Cost of revenues include expenses associated with royalty costs, production, fulfillment and product documentation, along with personnel costs associated with providing customer support in connection with maintenance service contracts. Royalty costs are comprised of third party software costs. Cost of revenues were $1.2 million, $2.0 million and $2.9 million in 1995, 1996 and 1997, respectively, representing increases of 68.1% from 1995 to 1996 and 46.9% from 1996 to 1997. Cost of revenues accounted for 26.7%, 21.7% and 14.7% of total revenues in 1995, 1996 and 1997, respectively, resulting in gross margins of 73.3%, 78.3% and 85.3% in each respective period. The increase in cost of revenues was primarily the result of increased spending in customer support to be more responsive to growing customer needs. The improvement in the gross margin percentages was attributable to lower royalty unit costs associated with the higher sales volumes during 1997 and a one-time charge of $400,000 during 1996 for the write-off of inventories associated with the discontinuation of the TRAKKER(R) product line.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist primarily of personnel costs associated with software development. Research and development expenses were $2.4 million, $3.9 million and $4.6 million in 1995, 1996 and 1997, respectively, representing an increase of 66.7% from 1995 to 1996 and 17.7% from 1996 to 1997. Research and development expenses accounted for 54.2%, 43.7% and 23.7% of total revenues in 1995, 1996 and 1997, respectively. The increase in absolute dollars was primarily due to increased headcount in research and development from 20 to 34 people from 1995 to 1996 and 34 to 40 people from 1996 to 1997. The Company's product architecture and higher revenue base have allowed the Company to introduce new products at lower incremental costs, thereby reducing research and development expenses as a percentage of revenues. The Company anticipates that it will continue to commit substantial resources to research and development in the future and that product development expenses may increase in absolute dollars in future periods.

SALES AND MARKETING EXPENSES

Sales and marketing expenses consist primarily of salaries, commissions to sales personnel and agents, travel, tradeshow participation, public relations and other promotional expenses. Sales and marketing expenses were $3.7 million, $7.0 million and $10.2 million in 1995, 1996 and 1997, respectively, representing an increase of 90.6% from 1995 to 1996 and 44.5% from 1996 to 1997. Sales and marketing expenses accounted for 84.8%, 78.2% and 52.0% of total revenues in 1995, 1996 and 1997, respectively. The increase in absolute dollars was primarily the result of increased headcount to continue to build the direct sales force along with additional marketing and promotional activities to penetrate the market. The decline in sales and marketing expenses as a percentage of total revenues is due to sales productivity improvements resulting from the expansion of the Network Health product family, increased revenues from existing customers, improved lead generation and reduced sales cycles. Headcount in sales and marketing at the end of 1995, 1996 and 1997 was 19, 31 and 44 people, respectively.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist primarily of salaries for financial, administrative and management personnel and related travel expenses, as well as legal and accounting expenses. General and administrative expenses were $1.0 million, $1.2 million and $2.1 million in 1995, 1996 and 1997, respectively, representing an increase of 17.7% from 1995 to 1996 and 74.9% from 1996 to 1997. General and administrative expenses accounted for 23.0%, 13.0% and 10.5% of total revenues in 1995, 1996 and 1997, respectively. The increase in absolute dollars reflects personnel growth and associated costs in general support areas. General and administrative expenses declined as a percentage of total revenues due to a significant increase in revenues.

OTHER INCOME (EXPENSE), NET

Other income consists of interest earned on funds available for investment net of interest paid in connection with the financing of capital equipment. The Company realized net other income of $80,000, $45,000 and $297,000, respectively, in 1995, 1996 and 1997. The increase in net other income during 1997 was attributed to an increase of funds available for investment due to the Company's recent IPO.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations, prior to its initial public offering, primarily through the private sale of equity securities and a credit line for equipment purchases. On October 24, 1997, the Company completed its initial public offering of 3,335,000 shares of Common Stock at a price of $14.00 per share. Of these shares, 2,735,000 were issued by the Company and 600,000 from selling shareholders. The Company received net proceeds of approximately $34.7 million. The Company had working capital of $32.4 million at December 31, 1997.

Net cash provided by (used in) operating activities was $(2.1) million, $(2.9) million and $2.0 million in 1995, 1996 and 1997, respectively. Cash, cash equivalents and marketable securities were $4.4 million, $1.7 million and $36.5 million in 1995, 1996 and 1997, respectively. Deferred revenues increased for the year ended December 31, 1997, by $967,000 due to an increase in overall sales activity; $683,000 of this increase came from deferred maintenance contracts and $284,000 was the result of service and software license sales with remaining contingencies such as completion of services, product acceptance and credit worthiness.



                                    fourteen

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)


Investing activities have consisted of the acquisition of property and equipment, most notably computer and networking equipment to support the growing employee base and corporate infrastructure and also investments in marketable securities. Financing activities consisted primarily of the sales of common and preferred stock in 1995 and proceeds from and repayments of bank borrowings in connection with equipment purchases during 1996 and 1997 and from the issuance of common stock and exercise of options during 1997.

During 1996, the Company entered into an agreement for an equipment line of credit in the amount of $1.0 million (the "Equipment Line") with Silicon Valley Bank. The Equipment Line, as amended, bears interest at the bank's prime plus 2% and is collateralized by substantially all of the Company's assets. As of December 28, 1996, the outstanding borrowings under the Equipment Line amounted to $925,000. In 1997, the Company received additional advances of $74,000 through March 25, 1997, at which time the total amount of $999,000 due under the Equipment Line was converted into a term loan payable in 36 even monthly payments of principal plus interest at the bank's prime rate plus 2% through March 25, 2000. In December 1997, the Company paid off all outstanding principal and interest due on this term loan.

The Company has a revolving working capital line of credit with Silicon Valley Bank. Borrowings outstanding under the line are limited to the lesser of $2.5 million or 90% of eligible accounts receivable less the principal amount that remains outstanding under an existing equipment line of credit. Interest on this line is at the prime rate. The working capital line of credit contains covenants which restrict the Company's ability to incur debt, pay dividends, sell assets and engage in mergers, consolidations and other acquisitions. In addition, the Company must comply with certain financial covenants, including maintaining (i) an asset to liabilities ratio of at least 2:1 and (ii) a tangible net worth of not less than $10.0 million. The Company's line of credit expires on April 2, 1998. As of December 31, 1997, no borrowings have been made by the Company under the Working Capital line. The Company entered into a new equipment line of credit with Fleet National Bank during June of 1997 for up to $1.0 million. In December, 1997, the Company paid off all outstanding principal and interest under this agreement.

The Company had available net operating loss carryforwards of approximately $23.0 million and federal research and development tax credit carryforwards of approximately $1.5 million as of December 31, 1997 to reduce future income tax liabilities. These carryforwards expire from 1999 through 2011 and are subject to review and possible adjustment by the appropriate taxing authorities. Approximately $11.1 million of the Company's net operating loss and research and development tax credit carryforwards expire between 1999 and 2001. Pursuant to the Tax Reform Act of 1986, the utilization of net operating loss carryforwards for tax purposes may be subject to an annual limitation if a cumulative change of ownership of more than 50% occurs over a three-year period. As a result of the Company's 1995 preferred stock financings, such a change in ownership has occurred. Also, following the completion of its initial public offering, the Company is evaluating whether another ownership change has occurred. As a result of these ownership changes, the use of the net operating loss carryforwards will be limited. The Company has deferred tax assets of approximately $13.6 million comprised primarily of net operating loss carryforwards and research and development credits. The Company has fully reserved for these deferred tax assets by recording a valuation allowance of $13.6 million, as the Company believes that it is more likely than not that it will not be able to realize this asset.

The Company's current export sales are denominated in United States dollars. To the extent that international sales continue to be denominated in United States dollars, an increase in the value of the United States dollar relative to other currencies could make the Company's products and services more expensive and, therefore, potentially less competitive in international markets.

As of December 31, 1997, the Company's principal sources of liquidity included cash and marketable securities. The Company believes that its current cash and marketable securities, cash provided by future operations and available borrowings under its lines of credit, will be sufficient to meet its working capital and anticipated capital expenditure requirements for the next 12 months. Although operating activities may provide cash in certain periods, to the extent the Company experiences growth in the future, its operating and investing activities may require significant cash. Consequently, any such future growth may require the Company to obtain additional equity or debt financing.

YEAR 2000 COMPLIANCE

The Company is aware of the issues associated with the programming code in existing computer systems and software products as the millennium (Year 2000) approaches. In 1997, the Company initiated the necessary development to ensure Year 2000 compliance in the Network Health family of applications. In 1998, the Company will commence a Year 2000 date conversion project to address all internal existing computer systems and applications. Management has not yet assessed the Year 2000 compliance expense, but based on a preliminary review to date, does not expect the amounts required to be expensed over the next two years to have a material effect on its financial position or results of operations. There can be no assurance, however, that further assessment of the Company's products and internal systems and applications will not indicate that additional Company efforts to assure Year 2000 compliance are necessary, and that such efforts may be costly. Further, there can be no assurance that the systems operated by other companies upon which the Company relies will be Year 2000 compliant on a timely basis. The Company's business, financial condition or results of operations could be materially adversely affected by the failure of the Company's products and its internal systems and applications to properly operate or manage data beyond 1999.




                                    fifteen

BALANCE SHEETS


                                                                             December 28,      December 31,
                                                                                 1996             1997
----------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash, cash equivalents and marketable securities                          $  1,663,896      $36,539,303
   Accounts receivable, net of allowance of approximately
           $210,000 and $280,000, respectively                                  2,273,255        3,040,850
   Prepaid expenses and other current assets                                      148,934          282,311
                                                                             ------------      -----------
           Total current assets                                                 4,086,085       39,862,464
                                                                             ------------      -----------
Equipment and Improvements, at cost:
   Equipment                                                                    5,376,966        6,473,305
   Leasehold improvements                                                          78,759           85,957
                                                                             ------------      -----------
                                                                                5,455,725        6,559,262
   Less--Accumulated depreciation and amortization                              3,957,519        4,507,737
                                                                             ------------      -----------
                                                                                1,498,206        2,051,525
                                                                             $  5,584,291      $41,913,989
                                                                             ============      ===========
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
   Accounts payable                                                          $  1,560,312      $ 1,764,580
   Accrued expenses                                                             2,324,927        3,368,585
   Deferred revenue                                                             1,331,291        2,298,092
   Current portion of long-term debt                                              257,000               --
                                                                             ------------      -----------
           Total current liabilities                                            5,473,530        7,431,257
                                                                             ------------      -----------
Long-Term Debt                                                                    667,502               --
                                                                             ------------      -----------
Commitments and Contingencies (Note 8)
Redeemable Convertible Preferred Stock (none at December 31,1997):
   Series A, $.01 par value:  Authorized--1,965,373 shares
   Issued and outstanding--1,940,863 shares recorded at redemption value        9,427,506               --
   Series A-1, $.01 par value: Authorized--212,044 shares
   Issued and outstanding--36,070 shares recorded at redemption value             179,106               --
   Series B, $.01 par value: Authorized--4,479,613 shares
   Issued and outstanding--4,460,789 shares recorded at redemption value        4,871,117               --
                                                                             ------------      -----------
           Total redeemable convertible preferred stock                        14,477,729               --
                                                                             ------------      -----------
Stockholders' Equity (Deficit)
   Preferred Stock, $.01 par value:  Authorized--1,000,000 shares
   (none 1996); no shares issued and outstanding                                       --               --
   Common stock, $.01 par value:  Authorized--50,000,000 shares
   Issued and outstanding--844,482 and 12,019,188 shares, respectively              8,445          120,193
   Additional paid-in capital                                                  18,097,045       67,942,708
   Deferred compensation                                                               --         (149,157)
   Unrealized gains on marketable securities                                           --           19,750
   Accumulated deficit                                                        (33,139,960)     (33,450,762)
                                                                             ------------      -----------
           Total stockholders' equity (deficit)                               (15,034,470)      34,482,732
                                                                             ------------      -----------
                                                                             $  5,584,291      $41,913,989
                                                                             ============      ===========




The accompanying notes are an integral part of these financial statements.




                                    sixteen

STATEMENTS OF OPERATIONS

                                                              Year Ended
                                           -----------------------------------------------
                                            December 30,     December 28,      December 31,
                                               1995             1996              1997
------------------------------------------------------------------------------------------
REVENUES:
   License revenues                        $ 3,443,040       $ 7,844,523       $17,344,307
   Service revenues                            911,964         1,162,242         2,225,287
                                           -----------       -----------       -----------
      Total revenues                         4,355,004         9,006,765        19,569,594
Cost of Revenues                             1,163,863         1,956,889         2,873,840
                                           -----------       -----------       -----------
      Gross profit                           3,191,141         7,049,876        16,695,754
                                           -----------       -----------       -----------

OPERATING EXPENSES:
   Research and development                  2,360,287         3,933,483         4,630,560
   Sales and marketing                       3,694,198         7,039,662        10,173,182
   General and administrative                1,000,228         1,176,938         2,058,402
                                           -----------       -----------       -----------
   Total operating expenses                  7,054,713        12,150,083        16,862,144
                                           -----------       -----------       -----------
      Operating loss                        (3,863,572)       (5,100,207)         (166,390)
                                           -----------       -----------       -----------

OTHER INCOME (EXPENSE):
   Interest income                              48,015            79,832           419,733
   Interest expense                                 --           (48,564)         (126,836)
   Other                                        31,877            14,076             4,248
                                           -----------       -----------       -----------
      Total other income (expense)              79,892            45,344           297,145
                                           -----------       -----------       -----------
      Net income (loss)                    $(3,783,680)      $(5,054,863)      $   130,755
                                           -----------       -----------       -----------

Net income (loss) per common and
potential common share:
   Basic                                   $     (5.07)      $     (6.64)      $      0.04
                                           -----------       -----------       -----------
   Diluted                                 $     (5.07)      $     (6.64)      $      0.01
                                           -----------       -----------       -----------
   Pro forma diluted                       $     (0.84)      $     (0.57)      $      0.01
                                           -----------       -----------       -----------

Weighted average common and potential
common shares outstanding:
   Basic                                       746,152           760,971         3,069,667
                                           -----------       -----------       -----------
   Diluted                                     746,152           760,971        11,319,479
                                           -----------       -----------       -----------
   Pro forma diluted                         4,506,723         8,869,229        11,319,479
                                           -----------       -----------       -----------









The accompanying notes are an integral part of these financial statements.



                                   seventeen

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                             Redeemable Convertible Preferred Stock
                                   ---------------------------------------------------------------------------------------
                                         Series A                Series A-1               Series B
                                   -----------------------  --------------------  -----------------------
                                     Number    Redemption     Number  Redemption    Number     Redemption
                                   of Shares      Value     of Shares   Value     of Shares       Value           Total
--------------------------------------------   -----------  --------- ----------  ---------    ----------     ------------

BALANCE, DECEMBER 31, 1994         1,706,232   $7,365,540    36,070    $161,057           --   $       --     $  7,526,597
  Issuance of preferred stock
     and common stock, net of
     issuance costs of $98,813       234,631      957,292        --          --    4,460,789    4,550,000        5,507,292
  Accretion of dividends on
     preferred stock                      --      570,807        --       8,342           --        2,617          581,766
  Exercise of stock options               --           --        --          --           --           --               --
  Net loss                                --           --        --          --           --           --               --
                                  ----------   ----------   -------    --------   ----------   ----------     -----------
BALANCE, DECEMBER 30, 1995         1,940,863    8,893,639    36,070     169,399    4,460,789    4,552,617       13,615,655
  Accretion of dividends on
     preferred stock                      --      533,867        --       9,707           --      318,500          862,074
  Exercise of stock options               --           --        --          --           --           --               --
  Net loss                                --           --        --          --           --           --               --
                                  ----------   ----------   -------    --------   ----------   ----------     -----------
BALANCE, DECEMBER 28, 1996         1,940,863    9,427,506    36,070     179,106    4,460,789    4,871,117       14,477,729
  Issuance of common stock,
     net of issuance costs
     of $ 955,359
  Accretion of dividends on
     preferred stock                      --      277,156        --       5,151           --      159,250          441,557
  Conversion of redeemable
     convertible preferred
     stock to common
     stock                        (1,940,863)  (9,704,662)  (36,070)   (184,257)  (4,460,789)  (5,303,367)    (14,919,286)
  Exercise of stock options               --           --        --          --           --           --              --
  Deferred compensation
     related to grants of
     stock options                        --           --        --          --           --           --              --
  Amortization of deferred
     compensation related to
     grants of stock options              --           --        --          --           --           --              --
  Unrealized gains on
    available-for-sale
    securities                            --           --        --          --           --           --              --
  Net income                              --           --        --          --           --           --              --
                                  ----------   ----------   -------    --------   ----------   ----------     -----------
BALANCE, DECEMBER 31, 1997                --   $       --        --    $     --           --   $       --     $        --
                                  ==========   ==========   =======    ========   ==========   ==========     ===========






The accompanying notes are an integral part of these financial statements.


                                    eighteen

                                Stockholders' Equity (Deficit)
   ---------------------------------------------------------------------------------------------------
                 Common Stock
   ---------------------------------------                  Unrealized
                                Additional                   Gain On
      Number        $.01         Paid-in       Deferred     Marketable   Accumulated
    of Shares    Par Value       Capital     Compensation   Securities      Deficit           Total
   ----------    --------      -----------   ------------     -------    ------------      -----------
      682,487     $  6,824     $18,134,985     $      --     $    --    $(22,857,577)     $(4,715,768)
       71,180          712         (50,451)           --          --              --          (49,739)
           --           --              --            --          --        (581,766)        (581,766)
        6,678           67           4,798            --          --              --            4,865
           --           --              --            --          --      (3,783,680)      (3,783,680)
   ----------     --------     -----------     ---------     -------    ------------      -----------
      760,345        7,603      18,089,332            --          --     (27,223,023)      (9,126,088)

           --           --              --            --          --        (862,074)        (862,074)
       84,137          842           7,713            --          --              --            8,555
           --           --              --            --          --      (5,054,863)      (5,054,863)
   ----------     --------     -----------     ---------     -------    ------------      -----------
      844,482        8,445      18,097,045            --          --     (33,139,960)     (15,034,470)

    2,735,000       27,350      34,626,991            --          --              --       34,654,341

           --           --              --            --          --        (441,557)        (441,557)



    8,108,258       81,083      14,838,203            --          --              --       14,919,286
      331,448        3,315         188,594            --          --              --          191,909

           --           --         191,875      (191,875)         --              --               --


           --           --              --        42,718          --              --           42,718
           --           --              --            --      19,750              --           19,750
           --           --              --            --          --         130,755          130,755

   ----------     --------     -----------     ---------     -------    ------------      -----------
   12,019,188     $120,193     $67,942,708     $(149,157)    $19,750    $(33,450,762)     $34,482,732
   ==========     ========     ===========     =========     =======    ============      ===========


                                    nineteen

Statements of Cash Flows

                                                                                              Years Ended
                                                                 -------------------------------------------------------------------

                                                                       December 30,           December 28,             December 31,
                                                                           1995                   1996                     1997
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                    $(3,783,680)           $(5,054,863)             $  130,755
  Adjustments to reconcile net income (loss) to net cash
     (used in) provided by operating activities--
     Depreciation and amortization                                         335,837                409,484                 592,936
     Changes in current assets and liabilities--
     Accounts receivable                                                   147,562             (1,254,453)               (767,595)
     Prepaid expenses and other current assets                             159,387                 (8,472)               (133,377)
     Accounts payable                                                      598,989                373,464                 204,268
     Accrued expenses                                                      369,333              1,646,087               1,043,658
     Deferred revenue                                                       92,648                957,625                 966,801
                                                                       ------------            -----------             ----------
           Net cash (used in) provided by operating activities          (2,079,924)            (2,931,128)              2,037,446
                                                                       ------------            -----------             ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchases of equipment and improvements                                 (604,838)              (734,571)             (1,103,537)
  Investments in marketable securities                                          --                     --             (28,661,367)
                                                                          ---------              ---------            ------------
      Net cash used in investing activities                               (604,838)              (734,571)            (29,764,904)
                                                                          ---------              ---------            ------------
CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from bank borrowings                                                 --                924,502                 583,707
  Repayments of bank borrowings                                                 --                     --              (1,508,209)
  Proceeds from issuance of preferred and common stock                   5,457,553                     --              34,654,341
  Proceeds from exercise of stock options                                    4,865                  8,555                 191,909
                                                                         ---------              ---------              ----------
          Net cash provided by financing activities                      5,462,418                933,057              33,921,748
                                                                         ---------              ---------              ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     2,777,656             (2,732,642)             6,194,290

Cash and Cash Equivalents, beginning of year                             1,618,882              4,396,538              1,663,896
                                                                      ------------           ------------         --------------
Cash and Cash Equivalents, end of year                                $  4,396,538           $  1,663,896         $    7,858,186
                                                                      ------------           ------------         --------------


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest                                              $         --           $     48,564         $      126,836
                                                                      ------------           ------------         --------------


SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS:
 Accretion of dividends on preferred stock                            $    581,766           $    862,074         $      441,557
 Deferred compensation related to grants of stock options             $         --           $         --         $      191,875
 Conversion of redeemable convertible preferred stock
          to common stock                                             $         --           $         --         $   14,919,286
                                                                      ------------           ------------         --------------
 Unrealized gain on available-for-sale securities                     $         --           $         --         $       19,750
                                                                      ------------           ------------         --------------


The accompanying notes are an integral part of these financial statements.


                                     twenty

Notes to Financial Statements

1. Organization and Significant Accounting Policies

Concord Communications, Inc. (the Company) is primarily engaged in the development and sale of automated network reporting software to companies principally in the United States and Europe.

The Company is subject to the risks associated with emerging, technology-oriented companies. Primary among these risks are competition from substitute products and the ability to successfully develop and market its current and future products.

FISCAL YEAR-END

Through fiscal 1996, the Company's fiscal year was the 52- or 53-week period ended on the Saturday closest to December 31. References to 1995 and 1996 are for the 52-week periods ended December 30, 1995 and December 28, 1996, respectively. Beginning in 1997, the Company has changed to a calendar year-end.

CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company has classified its cash equivalents and marketable securities as available-for-sale and recorded them at fair value, with the unrealized gains and losses reported as a separate component of stockholders' equity. The Company considers cash and highly liquid investments, purchased with an original maturity of 90 days or less, to be cash and cash equivalents. Cash and cash equivalents are $1,663,896 and $7,858,186 at December 28, 1996 and December 31, 1997, respectively.

REVENUE RECOGNITION

Revenue from software product sales is recognized upon shipment of the product to customers. In cases where significant unfulfilled vendor obligations remain upon shipment, the related revenue is deferred until such obligations are fulfilled. Revenue from postcontract customer support and other related services is recognized ratably as the obligations are fulfilled or when the related services are performed. The deferred revenue balance at December 28, 1996 and December 31, 1997 consists of prepayments on software maintenance contracts and shipments to customers of software products for which certain significant vendor obligations remain.

EQUIPMENT AND IMPROVEMENTS

Equipment and improvements are recorded at cost. Depreciation is provided for on a straight-line basis over the useful lives of the assets, which are estimated to be three to five years for all assets except leasehold improvements, which are amortized over the life of the lease.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

SFAS No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains its cash, cash equivalent and marketable securities with established financial institutions. The Company does not believe it has accounts receivable collection risk in excess of existing reserves. For the years ended December 30, 1995, December 28, 1996 and December 31, 1997, no individual customer accounted for more than 10% of revenue.

SOFTWARE DEVELOPMENT COSTS SFAS

No. 86, Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed, requires the capitalization of certain computer software development costs incurred after technological feasibility is established. The Company believes that once technological feasibility of a software product has been established, the additional development costs incurred to bring the product to a commercially acceptable level are not significant. There were no capitalized software development costs at December 28, 1996 and December 31, 1997.


                                   twenty-one

NET INCOME (LOSS) PER SHARE

In 1997, the Company adopted SFAS No. 128, Earnings Per Share, effective December 15, 1997. SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. The Company has applied the provisions of SFAS No. 128 retroactively to all periods presented. In accordance with Staff Accounting Bulletin (SAB) No. 98, the Company has determined that there were no nominal issuances of common stock or potential common stock in the period prior to the Company's initial public offering (IPO). The dilutive effect of potential common shares in 1997, consisting of outstanding stock options and redeemable convertible preferred stock, is determined using the treasury method and the if-converted method, respectively, in accordance with SFAS No. 128. Diluted weighted average shares outstanding for 1995 and 1996 exclude the potential common shares from stock options and redeemable convertible preferred stock outstanding because to do so would have been antidilutive for the years presented. Pro forma diluted net income (loss) per common and potential common share assumes that all series of redeemable convertible preferred stock had been converted to common stock as of the original issuance dates. Calculations of basic, diluted and pro forma diluted net income (loss) per common share and potential common share are as follows:

                                                                                    1995             1996             1997
                                                                                ------------    ------------      -----------
Net income (loss)                                                               $(3,783,680)    $(5,054,863)      $   130,755
                                                                                ------------    ------------      -----------
Weighted average common shares outstanding                                          746,152         760,971         3,069,667
Potential common shares pursuant to stock options                                        --              --         1,830,774
Potential common shares pursuant to conversion of redeemable
   convertible preferred stock                                                           --              --         6,419,038
                                                                                ------------    ------------      -----------
Diluted weighted average shares                                                     746,152         760,971        11,319,479
Pro forma conversion of redeemable convertible preferred stock                    3,760,571       8,108,258                --
                                                                                ------------    ------------      -----------
Pro forma diluted weighted average shares outstanding                             4,506,723       8,869,229        11,319,479
                                                                                ------------    ------------      -----------
Basic net income (loss) per common share                                         $    (5.07)      $   (6.64)       $     0.04
                                                                                ------------    ------------      -----------
Diluted net income (loss) per common and potential common share                  $    (5.07)      $   (6.64)       $     0.01
                                                                                ------------    ------------      -----------
Pro forma diluted net income (loss) per common and potential common share        $    (0.84)      $   (0.57)       $     0.01
                                                                                ------------    ------------      -----------

2. Marketable securities

It is the Company's intent to maintain a liquid investment portfolio to support current operations and to take advantage of investment opportunities; therefore, all marketable securities are considered to be available-for-sale and are classified as current assets. The amortized cost, unrealized gains (losses) and fair value of marketable securities available-for-sale as of December 31, 1997, with maturity dates from January 1, 1998 through December 1, 2000, are as follows:

                                                                 Amortized Cost      Unrealized Gains (Losses)       Fair Value
                                                              -----------------      -------------------------     ------------
US government obligations                                     $   7,450,812              $    (924)                $  7,449,888
Corporate bonds and notes                                        22,317,923                 22,455                   22,340,378
Asset-backed securities                                           5,402,979                 (1,781)                   5,401,198
                                                              -----------------      -------------------------     ------------
                                                                 35,171,714                 19,750                   35,191,464
Less: amounts classified as cash equivalents                      6,510,435                    (88)                   6,510,347
                                                              -----------------      -------------------------     ------------
Available-for-sale marketable securities                        $28,661,279                $19,838                  $28,681,117
                                                              -----------------      -------------------------     ------------

3. Line of Credit and Long-Term Debt

During 1996, the Company entered into an agreement for an equipment line of credit in the amount of $1,000,000 (the Equipment Line) with a bank. The Equipment Line, as amended, carries interest at the bank's prime rate plus 2% and was collateralized by substantially all of the Company's assets. As of December 28, 1996, the outstanding borrowings under the Equipment Line were $924,502. In 1997, the Company received additional advances of $74,185 through March 25, 1997, at which time the total amount of $998,687 due was converted to a term loan payable in 36 even monthly payments of principal plus interest through March 25, 2000. In December 1997, the Company paid off all outstanding principal and interest due on this term loan.


                                   twenty-two

On April 3, 1997, the Company entered into an agreement for a revolving working capital line of credit (the Working Capital Line) with the bank that also held the Company's term loan payable. Under the agreement, the Company can borrow up to the lesser of $2,500,000 or 90% of eligible accounts receivable, as defined, minus the principal amount outstanding under the term loan payable. Interest on outstanding borrowings is payable monthly and accrues at a rate of prime plus 2%. The Working Capital Line is collateralized by substantially all assets of the Company and requires compliance with certain financial covenants, including the maintenance of minimum levels of tangible net worth, profitability and revenues, as defined. The Working Capital Line expires on April 2, 1998. As of December 31, 1997, no borrowings have been made by the Company under the Working Capital Line.

On June 9, 1997, the Company entered into an agreement with another bank to allow the Company to draw one or more loans (the Equipment Term Loans), up to $1,000,000, for the purchases of qualifying equipment and financing of qualifying software/engineering costs, as defined. Interest on the Equipment Term Loans was due and payable monthly in arrears at the prime rate plus 0.75%. Borrowings under the Equipment Term Loans were permitted through December 31, 1997, at which time the outstanding principal would have been due and payable in 36 even, consecutive monthly installments beginning January 30, 1998 through December 29, 2000. The Equipment Term Loans were secured by the equipment acquired. In addition, the Company was required to comply with certain financial covenants, which include, among other items, minimum levels of capital base, liquidity and profitability. The Company had borrowed $509,522 under this agreement during 1997. In December 1997, the Company paid off all outstanding principal and interest under the Equipment Term Loans.

4. Stockholders' Equity (Deficit)

In December 1995, the Company's Board of Directors approved a one-for-three reverse stock split of its common and redeemable convertible preferred stock. On October 9, 1997, the Company amended its certificate of incorporation to authorize a 1-for-2 reverse stock split of the Company's common stock and increase the number of authorized shares of common stock to 50,000,000. The stock splits have been retroactively reflected in the accompanying financial statements and notes for all periods presented.

In October 1997, the Company completed an initial public offering (the IPO) of 2,735,000 shares of its common stock, inclusive of 435,000 shares exercised to cover over-allotments. The sale of common stock resulted in net proceeds to the Company of approximately $34,650,000, after deducting all expenses related to the IPO.

5. Preferred Stock

In connection with the IPO, the Company's redeemable convertible preferred stock was converted into 8,108,258 shares of common stock. Thereafter, the Company's certificate of incorporation was amended to authorize 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series or designation of such series. At December 31, 1997, the Company has no issued or outstanding shares of preferred stock.

6. Stock Option Plans

In 1995, the Company's Board of Directors (the Board) approved the 1995 Stock Plan, which provides for the granting of incentive stock options (ISOs) and nonqualified stock options. Prior to the adoption of the 1995 Stock Plan, the Board granted options under the 1982 Employee Incentive Stock Option Plan, the 1986 Nonqualified Stock Option Plan and the 1986 Stock Plan. Following the completion of the IPO, the Company adopted the 1997 Stock Plan, the 1997 Employee Stock Purchase Plan and the 1997 Nonemployee Director Stock Option Plan, for which the Company reserved 750,000, 375,000 and 95,000 shares of common stock, respectively, for future issuance.

Under the 1995 and 1997 Stock Plans (the Plans), the Company may issue options to purchase up to 2,687,300 shares of common stock, of which 556,200 options are available for grant as of December 31, 1997. ISOs may be granted at an exercise price not less than the fair market value per share of common stock on the date of grant, as determined by the Board. The price per share relating to each nonqualified option granted under the Plans shall not be less than the lesser of
(i) the book value per share of common stock as of the end of the Company's fiscal year immediately preceding the date of grant or (ii) 50% of the fair market value per share of common stock on the date of grant. Vesting of the options is determined by the Board, and the options expire 8 years from the date of grant. An employee may convert his or her unexercised ISOs into nonqualified options at any time prior to the expiration of such ISOs.



                                  twenty-three

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which requires the measurement of the fair value of stock options or warrants to be included in the statement of operations or disclosed in the notes to the financial statements. As permitted by SFAS No. 123, the Company will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and has elected the disclosure-only alternative under SFAS No. 123 for options granted using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average fair value per share of options granted during 1995, 1996 and 1997 was $0.46, $0.17 and $5.64, respectively. The weighted average assumptions are as follows:


                                              1995          1996            1997
                                        ----------------------------------------
Risk-free interest rate                       6.5%          6.3%      5.1 - 6.0%
Expected dividend yield                        --            --               --
Expected lives                             7 years       7 years         7 years
Expected volatility                            80%           80%             80%


Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income (loss) and basic, diluted and pro forma diluted net income (loss) per common and potential common share would have been as follows:

                                                1995              1996          1997
                                            ------------    ------------    -----------
Net income (loss), as reported              $(3,783,680)    $(5,054,863)    $  130,755
                                            ------------    ------------    -----------
Net income (loss), pro forma                $(3,812,217)    $(5,105,339)    $ (320,629)
                                            ------------    ------------    -----------
Net income (loss) per share, as reported
        Basic                              $      (5.07)    $     (6.64)    $     0.04
                                           ------------    ------------    -----------
        Diluted                            $      (5.07)    $     (6.64)    $     0.01
                                           ------------    ------------    -----------
        Pro forma diluted                  $      (0.84)    $     (0.57)    $     0.01
                                            ------------    ------------    -----------
Net income (loss) per share, pro forma
        Basic                              $      (5.11)    $     (6.71)    $    (0.10)
                                            ------------    ------------    -----------
        Diluted                            $      (5.11)    $     (6.71)    $    (0.03)
                                            ------------    ------------    -----------
        Pro forma diluted                  $      (0.85)    $     (0.58)    $    (0.03)
                                            ------------    ------------    -----------

Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation may not be representative of that to be expected in future years.

The following table summarizes information about options outstanding at December 31, 1997:

                                        Options Outstanding                                    Options Exercisable
                        ----------------------------------------------------------     --------------------------------------
                                             Weighted
                                             Average             Weighted Average                       Weighted Average
 Range of               Number              Remaining             Exercise Price         Number          Exercise Price
 Exercise Price     Outstanding         Contractual Life             per Share         Outstanding         per Share
----------------------------------------------------------------------------------     --------------------------------------
 $ .10 -  1.90        1,642,550              6.27                    $    .44              516,879            $ .19
  4.10 - 10.00          294,750              7.36                        4.67                   --               --
 18.88 - 21.88          193,800              7.80                       19.38                   --               --
                      ---------
                      2,131,100
                      ---------



                                  twenty-four

The following schedule summarizes the activity under the stock option plans for the three-year period ended December 31, 1997:


                                                                        Weighted
                                                                         Average
                                           Number of       Price per       Price
                                             Shares          Share     per Share
                                           ---------      ----------   ---------
Outstanding at December 31, 1994             220,329  $         1.20       $1.20
        Granted                              540,399             .60         .60
        Exercised                             (6,678)     .60 - 1.20         .73
        Terminated                          (328,028)     .60 - 1.20        1.00
                                           ---------      ----------   ---------
Outstanding at December 30, 1995             426,022             .60         .60
        Granted                            1,881,259      .10 - 1.90         .22
        Exercised                            (84,137)      .10 - .60         .10
        Terminated                          (518,802)      .10 - .60         .51
                                           ---------      ----------   ---------
Outstanding at December 28, 1996           1,704,342      .10 - 1.90         .23
        Granted                              784,700    1.90 - 21.88        7.29
        Exercised                           (331,448)     .10 - 1.90         .58
        Terminated                           (26,494)     .10 - 8.50        2.56
                                           ---------      ----------   ---------
Outstanding at December 31, 1997           2,131,100  $  .10 - 21.88       $2.76
                                           ---------      ----------   ---------
Exercisable at December 31, 1997             517,816  $   .10 - 1.90       $0.19
                                           ---------      ----------   ---------

In 1997, the Company granted one officer and one director options to purchase in total 143,750 shares of common stock at an exercise price of $1.90 per share. At the date of grant, the estimated fair value per share of the Company's common stock exceeded the exercise price of the options, and accordingly, the Company has recorded deferred compensation of $191,875 related to this difference at the date of grant. For the year ended December 31, 1997, the Company has recorded compensation expense of $42,718 related to these options grants.

The exercise price of all other options outstanding represents the fair market value per share of common stock as of the date of grant.

7. Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This standard requires, among other things, recognition of future tax effects, measured by enacted tax rates, attributable to deductible temporary differences between the financial statement and income tax bases of assets and liabilities.

The approximate income tax effects of these temporary differences are as follows:


                                                                     December 28,      December 31,
                                                                        1996               1997
                                                                   ---------------    --------------
Net operating loss and federal tax credit carryforwards               $ 12,291,000      $ 10,689,000
Reserves not yet deductible for tax purposes                               282,000           344,000
Depreciation                                                               145,000           101,000
Deferred revenue                                                            43,000           174,000
Capitalized research and development expenses                            1,276,000         2,284,000
Valuation allowance                                                    (14,037,000)      (13,592,000)
                                                                -------------------   ---------------
                                                                $               --    $           --
                                                                -------------------   ---------------






                                  twenty-five

The Company has available net operating loss carryforwards of approximately $23,000,000 and federal research and development tax credit carryforwards of approximately $1,500,000 as of December 31, 1997 to reduce future income tax liabilities. These carryforwards are subject to review and possible adjustment by the appropriate taxing authorities and expire from 1999 through 2011 as follows:

                                                                    Research and
                                         Net Operating Loss      Development Tax
Fiscal Year                                 Carryforwards   Credit Carryforwards
----------------------------------------------------------- --------------------
1999                                         $  3,358,000    $            --
2000                                            3,659,000                 --
2001                                            2,870,000          1,252,000
2002-2006                                       1,369,000            150,000
2007-2011                                      11,744,000             98,000
                                              -----------         ----------
                                              $23,000,000         $1,500,000
                                              -----------         ----------

The Company has recorded a 100% valuation allowance against the net deferred tax asset as of December 28, 1996 and December 31, 1997, as the Company believes that it is more likely than not that it will not be able to realize this asset. The decrease in the valuation allowance in 1997 primarily relates to the Company's operating results.

Pursuant to the Tax Reform Act of 1986, the utilization of net operating loss carryforwards for tax purposes may be subject to an annual limitation if a cumulative change of ownership of more than 50% occurs over a three-year period. As a result of the Company's preferred stock financings, such a change in ownership occurred. As a result of this ownership change, the utilization of $17,000,000 of the Company's net operating loss carryforwards will be limited to approximately $325,000 per year. The Company is currently determining whether the IPO resulted in another ownership change. If so, the utilization of additional net operating loss carryforwards may be limited.

8. Commitments and Contingencies

LEASES

The Company leases facilities under an operating lease that expires in June 2002. The approximate future minimum rental payments under this lease, as amended, are as follows:

                                 Amount
        -------------------------------
        1998               $    444,000
        1999                    504,000
        2000                    564,000
        2001                    575,000
        2002                    293,000
                             ----------
                             $2,380,000
                             ----------

Rent expense was approximately $234,000, $244,000 and $346,000 for the years ended December 30, 1995, December 28, 1996 and December 31, 1997, respectively.

ROYALTIES

The Company has entered into several software license agreements that provide the Company with exclusive worldwide licenses to distribute or utilize certain patented computer software. The Company is required to pay royalties on all related sales. Under one software license agreement, as amended, the Company is obligated to make minimum quarterly royalty payments from 1995 through 1999. The minimum payments are noncancelable and nonrefundable, but any minimum payments in excess of amounts due for actual license sales in any quarter may be used as a credit against future royalty fees in excess of the specified minimum payments. The minimum royalty payments under this agreement are as follows:

                                  Amount
        --------------------------------
        1998                    $490,000
        1999                     450,000
                                --------
                                $940,000
                                --------

Royalty expense under royalty agreements was $101,000, $735,000 and $902,892 for fiscal 1995, 1996 and 1997, respectively.

                                   twenty-six

LEGAL PROCEEDINGS

From time to time, the Company may be exposed to litigation relating to its products and operations. The Company is not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on the Company's financial conditions or results of operations.

9. Accrued Expenses

Accrued expenses consist of the following:

                                                   December 28,    December 31,
                                                        1996           1997
                                                   ------------    ------------
Payroll and payroll-related                        $   537,959     $   681,923
Royalties                                              213,360         372,853
Outside commissions                                    255,519         143,543
Customer deposits                                      382,075       1,085,521
Other                                                  936,014       1,084,745
                                                    ----------      ----------
                                                    $2,324,927      $3,368,585
                                                    ----------      ----------

10. Employee Benefit Plan

The Company maintains an employee benefit plan under Section 401(k) of the Internal Revenue Code covering all eligible employees, as defined. The Plan allows for employees to defer a portion of their salary up to 15% of pretax compensation. While the Company has the discretion to make contributions to the plan, no such contributions were made in 1995, 1996 or 1997.

11. Financial Information by Geographic Area

Revenues by geographic destination and as a percentage of total revenues are as follows:

Geographic Area by Destination            1995            1996            1997
--------------------------------------------------------------------------------
North America                        $3,965,078      $8,042,984      $17,159,771
Europe                                  218,559         914,314        2,009,926
Asia                                    156,144          49,467           83,249
Other                                    15,223              --          316,648
                                     ----------      ----------      -----------
                                     $4,355,004      $9,006,765      $19,569,594
                                     ----------      ----------      -----------

Geographic Area by Destination            1995            1996            1997
--------------------------------------------------------------------------------
North America                              91%             89%             88%
Europe                                      5              10              10
Asia                                        4               1               1
Other                                      --              --               1
                                          ----            ----            ----
                                          100%            100%            100%
                                          ----            ----            ----

12. Valuation and Qualifying Accounts

The following table sets forth activity in the Company's accounts receivable reserve account:

          Balance at                                                  Balance at
          Beginning           Charges to                                 End of
           of Year             Expenses          Deductions                Year
--------------------------------------------------------------------------------
1995    $   20,000              $110,000        $       --              $130,000
1996       130,000               135,000           (54,884)              210,116
1997      $210,116             $  70,000        $       --              $280,116



                                  twenty-seven

TO THE BOARD OF DIRECTORS OF CONCORD COMMUNICATIONS, INC.:

We have audited the accompanying balance sheets of Concord Communications, Inc. (a Massachusetts corporation) as of December 28, 1996 and December 31, 1997, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Concord Communications, Inc. as of December 28, 1996 and December 31, 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                             /s/Arthur Andersen LLP


Boston, Massachusetts
January 19, 1998





                                  twenty-eight