Form 10-K, Exhibit 13
period 1998-12-31
CONCORD COMMUNICATIONS INC
filed 1999-03-25
CIK 915290

                                                                   Exhibit 13.01

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company develops, markets and supports a family of turnkey, automated, scalable, Web-based performance analysis and reporting solutions for the management of computer networks. Substantially all of the Company's revenues are derived from the Network Health product family which began shipping in the first quarter of 1995.

The Company does not provide forecasts of the future financial performance of the Company. From time to time, however, the information provided by the Company or statements made by its employees may contain forward-looking statements. In particular, some statements contained in this Annual Report and the Company's Form 10-K, for the fiscal year ended December 31, 1998, are not historical statements (including, but not limited to, statements concerning the plan and objectives of management; increases in sales and marketing, research and development and general and administrative expenses; expenses associated with Year 2000 and the Company's expected liquidity and capital resources). This document contains forward-looking statements. Any statements contained herein that do not describe historical facts are forward-looking statements. The Company makes such forward-looking statements under the provisions of the "safe harbor" section of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties. The facts that could cause actual results to differ materially from current expectations include the following: risks of intellectual property rights and litigation, risks in technology development and commercialization, risks in product development and market acceptance of and demand for the Company's products, risks of downturns in economic conditions generally, and in the software, networking and telecommunications industries specifically, risks associated with competition and competitive pricing pressures, risks associated with international sales and other risks detailed in the Company's filings with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data as percentages of the Company's total revenue:

                                                     Fiscal Year
                                           ---------------------------------
                                            1998         1997          1996
                                           ---------------------------------
Revenues:
        License revenues                    83.7%        88.6%         87.1%
        Service revenues                    16.3%        11.4%         12.9%
                                           ---------------------------------
           Total revenues                  100.0%       100.0%        100.0%
                                           ---------------------------------
Gross Profit                                88.4%        85.3%         78.3%
                                           ---------------------------------
Operating expenses:
        Cost of revenues                    11.6%        14.7%         21.7%
        Research and development            18.3%        23.7%         43.7%
        Sales and marketing                 44.4%        52.0%         78.2%
        General and administrative           7.1%        10.5%         13.0%
                                           ---------------------------------
Operating income (loss)                     18.6%        (0.9%)       (56.6%)
                                           ---------------------------------
Other income, net                            5.7%         1.6%          0.5%
                                           ---------------------------------
Income (loss) before income taxes           24.3%         0.7%        (56.1%)
                                           ---------------------------------
Provision for income taxes                   1.3%          --            --
                                           ---------------------------------
Net income (loss)                           23.0%         0.7%        (56.1%)
                                           ---------------------------------

REVENUES

The Company's revenues consist of software license revenues and service revenues. Software license revenues for periods subsequent to December 31, 1997, are recognized in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") 97-2, Software Revenue Recognition. Under SOP 97-2, software license revenues are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed and determinable, no significant production, modification or customization of the software is required and collection is considered probable by management. For periods prior to December 31, 1997, software license revenues were recognized in accordance with SOP 91-1, Software Revenue Recognition. Under SOP 91-1, software license revenues were recognized upon execution of a contract and shipment of the software, provided that no significant vendor obligations remained outstanding, amounts were due within one year and collection was considered probable by management. The appli-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

cation of SOP 97-2 had no impact on the Company's consolidated financial statements for the year ended December 31, 1998. In 1999, software license revenues will be recognized in accordance with SOP 97-2, as modified by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with respect to Certain Transactions. The Company believes it is currently in compliance with SOP 97-2, as modified by SOP 98-9. Service revenues are recognized as the services are performed. Maintenance revenues are derived from customer support agreements generally entered into in connection with initial license sales and subsequent renewals. Maintenance revenues are recognized ratably over the term of the maintenance period. Payments for maintenance fees are generally made in advance.

INTERNATIONAL REVENUES

The Company recognized $7.1 million, $2.4 million and $1.0 million of revenues from international locations in 1998, 1997 and 1996, representing 18.1%, 12.3% and 10.7% of total revenues, respectively. The Company's revenues from international locations were primarily generated from customers located in Europe. Revenues from customers located in Europe accounted for 13.2%, 10.3% and 10.1% of total revenues in 1998, 1997 and 1996, respectively. The continued increase in revenues from international locations as a percentage of total revenues is primarily the result of the Company's expansion of its operations outside the United States, which has included both the hiring of additional personnel as well as the establishment of additional reseller agreements. The Company believes that continued growth and profitability will require further expansion of its sales in international markets. The Company expects to commit additional time and development resources to customizing its products and services for selected international markets.

TOTAL REVENUES

Total revenues were $39.5 million, $19.6 million and $9.0 million in 1998, 1997 and 1996, respectively, representing increases of 101.7% from 1997 to 1998 and 117.3% from 1996 to 1997.

LICENSE REVENUES

The Company's license revenues are derived from the licensing of software products. License revenues were $33.0 million, $17.3 million and $7.8 million, in 1998, 1997 and 1996, respectively, representing increases of 90.4% from 1997 to 1998 and 121.1% from 1996 to 1997. License revenues accounted for 83.7%, 88.6% and 87.1% of total revenues in 1998, 1997 and 1996, respectively. The increase in license revenues resulted from increased sales to new customers and additional sales to existing customers for new products and upgrades of existing licenses. There were no price increases for products during 1998.

SERVICE REVENUES

The Company's service revenues consist of fees for maintenance, training and professional services. Service revenues were $6.4 million, $2.2 million and $1.2 million in 1998, 1997 and 1996, respectively, representing increases of 189.9% from 1997 to 1998 and 91.5% from 1996 to 1997. Service revenues accounted for 16.3%, 11.4% and 12.9% of total revenues in 1998, 1997 and 1996, respectively. The increase in service revenues was attributed to an increase in revenue from maintenance contracts, training and professional services for new and existing customers.

COST OF REVENUES

Cost of revenues include expenses associated with royalty costs, production, fulfillment and product documentation, along with personnel costs associated with providing customer support in connection with maintenance, training and professional services contracts. Royalty costs are comprised of third- party software costs. Cost of revenues were $4.6 million, $2.9 million and $2.0 million in 1998, 1997 and 1996, respectively, representing increases of 59.9% from 1997 to 1998 and 46.9% from 1996 to 1997. Cost of revenues accounted for 11.6%, 14.7% and 21.7% of total revenues in 1998, 1997 and 1996, respectively, resulting in gross margins of 88.4%, 85.3% and 78.3% in each respective period. The increase in cost of revenues was primarily the result of increased spending in customer support to be more responsive to growing customer needs. The improvement in the gross margin percentages were attributable to lower royalty unit costs associated with the higher sales volumes during the 1998 periods and a one-time charge of $400,000 for the write-off of inventories associated with the discontinuation of the TRAKKER(R) product line during 1996.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist primarily of personnel costs associated with software development. Research and development expenses were $7.2 million, $4.6 million and $3.9 million in 1998, 1997 and 1996, respectively, representing an increase of 55.6% from 1997 to 1998 and 17.7% from 1996 to 1997. Research and development expenses accounted for 18.3%, 23.7% and 43.7% of total revenues in 1998, 1997 and 1996, respectively. The

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


increase in absolute dollars was primarily due to increased headcount in research and development from 40 to 55 people from 1997 to 1998 and 34 to 40 people from 1996 to 1997. The Company's product architecture and higher revenue base have allowed the Company to introduce new products at lower incremental costs thereby reducing research and development expenses as a percentage of revenues. The Company anticipates that it will continue to commit substantial resources to research and development in the future and that product development expenses may increase in absolute dollars in future periods.

SALES AND MARKETING EXPENSES

Sales and marketing expenses consist primarily of salaries, commissions to sales personnel and agents, travel, tradeshow participation, public relations and other promotional expenses. Sales and marketing expenses were $17.5 million, $10.2 million and $7.0 million in 1998, 1997 and 1996, respectively, representing an increase of 72.2% from 1997 to 1998 and 44.5% from 1996 to 1997. Sales and marketing expenses accounted for 44.4%, 52.0% and 78.2% of total revenues in 1998, 1997 and 1996, respectively. The increase in absolute dollars was primarily the result of increased headcount to continue to build the direct sales force along with additional marketing and promotional activities to penetrate the market. The decline in sales and marketing expenses as a percentage of total revenues is due to sales productivity improvements resulting from the expansion of the Network Health product family, increased revenues from existing customers and improved lead generation. Headcount in sales and marketing at the end of 1998, 1997 and 1996 was 75, 44 and 37 people, respectively.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist primarily of salaries for financial, administrative and management personnel and related travel expenses, as well as legal and accounting expenses. General and administrative expenses were $2.8 million, $2.1 million and $1.2 million in 1998, 1997 and 1996, respectively, representing an increase of 36.0% from 1997 to 1998 and 74.9% from 1996 to 1997. General and administrative expenses accounted for 7.1%, 10.5% and 13.0% of total revenues in 1998, 1997 and 1996, respectively. The increase in absolute dollars reflects personnel growth and associated costs in general support areas. General and administrative expenses declined as a percentage of total revenues due to a significant increase in revenues.

OTHER INCOME (EXPENSE), NET

Other income consists of interest earned on funds available for investment net of interest paid in connection with the financing of capital equipment. The Company realized net other income of $2.3 million, $297,000 and $45,000, respectively, in 1998, 1997 and 1996.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations, prior to its initial public offering, primarily through the private sale of equity securities and a credit line for equipment purchases. On October 24, 1997, the Company completed its initial public offering of 3,335,000 shares of Common Stock at a price of $14.00 per share. Of these shares, 2,735,000 were issued by the Company and 600,000 were sold by selling shareholders. The Company received net proceeds of approximately $34.7 million. The Company had working capital of $43.0 million at December 31, 1998.

Net cash provided by (used in) operating activities was $14.1 million, $2.0 million and $(2.9) million in 1998, 1997 and 1996, respectively. Cash, cash equivalents and marketable securities were $50.4 million, $36.5 million and $1.7 million in 1998, 1997 and 1996, respectively. Deferred revenues increased for the year ended December 31, 1998 by $3.0 million due to an increase in overall sales activity; $2.8 million of this increase came from deferred maintenance contracts and $216,000 was the result of service and software license sales with remaining contingencies such as completion of services, product acceptance and credit worthiness.

Investing activities have consisted of the acquisition of property and equipment, most notably computer and networking equipment to support the growing employee base and corporate infrastructure and also investments in marketable securities. The Company manages its market risk on its investment securities by selecting investment grade securities with the highest credit ratings of relatively short duration that trade in highly liquid markets. Financing activities consisted primarily of the issuance of common stock and exercise of options during 1998 and 1997 and from the proceeds from and repayments of bank borrowings in connection with equipment purchases during 1997 and 1996.

During 1996, the Company entered into an agreement for an equipment line of credit in the amount of $1.0 million (the "Equipment Line") with Silicon Valley Bank. The Equipment Line, as amended, bore interest at the bank's prime plus 2% and was collateralized by substantially all of the Company's assets. In December 1997, the Company paid off all outstanding principal and interest due under this agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


The Company had a revolving working capital line of credit with Silicon Valley Bank. Borrowings outstanding under the line were limited to the lesser of $2.5 million or 90% of eligible accounts receivable. The Company's line of credit expired on April 2, 1998. The Company also entered into a new equipment line of credit with Fleet National Bank during June of 1997 for up to $1.0 million. In December, 1997, the Company paid off all outstanding principal and interest under this agreement.

Pursuant to the Tax Reform Act of 1986, the utilization of net operating loss carryforwards for tax purposes may be subject to an annual limitation if a cumulative change of ownership of more than 50% occurs over a three-year period. As a result of the Company's 1995 preferred stock financings, such a change in ownership has occurred. As a result of this ownership change, the use of the net operating loss carryforwards will be limited. The Company has determined that its initial public offering did not cause another ownership change. The Company has deferred tax assets of approximately $17.3 million comprised primarily of net operating loss carryforwards and research and development credits. The Company has fully reserved for these deferred tax assets by recording a valuation allowance of $17.3 million, as the Company believes that it is more likely than not that it will not be able to realize this asset.

Pursuant to paragraphs 20 to 25 of Statement of Financial Accounting Standards
(SFAS) No. 109, the Company considered both positive and negative evidence in assessing the need for a valuation allowance at December 31, 1997 and 1998. The factors that weighed most heavily on the Company's decision to record a full valuation allowance were (i) the Company's history of losses, (ii) the substantial restrictions on the use of its existing net operation loss (NOL) carryforwards and (iii) the uncertainty of future profitability.

As a result of the ownership change described above, the future use of approximately $16.6 million of the Company's NOL carryforwards are limited to only $330,000 per year; the substantial majority of such NOL carryforwards will expire before they can be used. Pursuant to the provisions of SFAS No. 109, the Company used all of its remaining unrestricted NOL and credit carryforwards in computing the 1998 tax provision. The Company is also subject to rapid technology change, competition from substantially larger competitors, a limited family of products and other related risks, as more thoroughly described in the "Risk Factors" section of the Company's Form 10-K, for the fiscal year ended December 31, 1998. The Company's limited operating success in late 1997 and 1998 and its dependence on a single product family in an emerging market makes the prediction of future results difficult, if not impossible, especially in the highly competitive software industry. As a result, the Company found the evidence described above to be the most reliable objective evidence available in determining that a full valuation allowance against its tax assets would be necessary.

The Company's net operating loss deferred tax asset includes approximately $4.3 million pertaining to the benefit associated with the exercise and subsequent disqualifying disposition of incentive stock options by the Company's employees. When and if the Company realizes this asset, the resulting change in the valuation allowance will be credited directly to additional paid-in capital, pursuant to the provisions of SFAS No. 109.

The difference between the Company's 1998 effective tax rate of approximately 5.5% and the applicable statutory rate can be attributed to the use of the NOL and credit carryforwards described above. In addition, the Company received a tax benefit of approximately $500,000 pursuant to the exercise of employee stock options. The Company recorded this benefit as a component of additional paid-in capital.

The Company's current export sales are denominated in United States dollars. To the extent that international sales continue to be denominated in United States dollars, an increase in the value of the United States dollar relative to other currencies could make the Company's products and services more expensive and, therefore, potentially less competitive in international markets.

As of December 31, 1998, the Company's principal sources of liquidity included cash and marketable securities. The Company believes that its current cash and market securities and cash provided by future operations will be sufficient to meet its working capital and anticipated capital expenditure requirements for the next 12 months. Although operating activities may provide cash in certain periods, to the extent the Company experiences growth in the future, its operating and investing activities may require significant cash. Consequently, any such future growth may require the Company to obtain additional equity or debt financing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


YEAR 2000 COMPLIANCE / YEAR 2000 READINESS DISCLOSURE STATEMENT

The Company is aware of the issues associated with the programming code in existing computer systems and software products as the millennium (Year 2000) approaches. The Company has set up a task force which consists of the Director of Information Technology (IT) and Operations, the Manager of System Applications and representative personnel from each functional area. This task force is addressing the Year 2000 issue in the following categories: the Network Health product; internal business computer systems and software applications; internal systems other than computer hardware and software; and systems of the Company's external suppliers and service providers. The Company is also assessing its Year 2000 associated costs, risks and potential contingency plans. Despite the Company's efforts with respect to the Year 2000 issue, there can be no assurance that the Company's business, results of operations or financial condition would not be materially adversely affected by the failure of the Company's products, its internal systems and applications or the systems of its third-party suppliers and service providers to properly operate or manage data beyond 1999.

NETWORK HEALTH PRODUCT

In 1997, the Company initiated the necessary development to ensure Year 2000 compliance in the Network Health family of applications and believes it has achieved Year 2000 compliance in Network Health 4.1 which was released in August 1998. The Company's existing customers can receive this release, at no charge, through their annual software maintenance contract. The Company requires its customers to purchase software maintenance in order to receive product support. Specifically, the Company defines Year 2000 Compliance as the following: no value for current date will cause any interruption in operation; date-based functionality must behave consistently for dates prior to, during and after Year 2000; in all interfaces and data storage, the century in any date must be specified either explicitly or by unambiguous algorithms or inferencing rules; Year 2000 must be recognized as a leap year. The Company's definition of Year 2000 Compliance is adopted from the British Standard Institute's Definition of Year 2000 Conformity Requirements (PD2000-1). A copy of the standard is available for review on the Company's website. The Company makes no guarantee of, claims no responsibility for and disclaims any liability to its customers, with respect to Year 2000 compliance of operating platforms, hardware, software or other products not developed by the Company, including equipment monitored by the Network Health product.

INTERNAL BUSINESS COMPUTER SYSTEMS AND SOFTWARE APPLICATIONS

In 1998, the Company commenced a Year 2000 date conversion project to address all internal existing computer systems, software applications and related computer equipment (e.g. printers) used in conjunction with its internal operations. The Company plans to identify, modify, upgrade and/or replace any systems that have been identified as non-Year 2000 compliant to minimize the possibility of a material disruption to it business. The Company has finished assessing all existing internal systems and expects to complete the compliance process on these systems before the end of 1999.

INTERNAL SYSTEMS OTHER THAN COMPUTER HARDWARE AND SOFTWARE

The operation of office and facilities equipment such as fax machines, photocopiers, telephone switches, security systems, elevators and other common devices may also be affected by the Year 2000 issue. The Company has identified, and is currently assessing its options to remediate, the Year 2000 issue on its office and facilities equipment.

SYSTEMS OF EXTERNAL SUPPLIERS AND SERVICE PROVIDERS

The Company has initiated communications with third-party suppliers of the computers, software and other equipment used, operated or maintained by the Company to identify and, to the extent possible, to resolve any issues regarding the Year 2000 issue. The Company has also initiated communications with facilities service providers upon which the Company relies for daily operations. All external suppliers and service providers have been asked to provide a written assurance that they are also preparing to be Year 2000 compliant in a timely manner, and that their products/services will be available to the Company up to and beyond the Year 2000, without interruption. A response has been received from approximately 50% of these suppliers and service providers. However, there can be no assurance that the systems operated by other companies upon which the Company relies will be Year 2000 compliant on a timely basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


ASSOCIATED COSTS

To date, the Company has not incurred any material costs related to the assessment of, and preliminary efforts to upgrade or replace existing systems identified as non-Year 2000 compliant. Management is continuing to assess the total Year 2000 compliance expense, but based on a preliminary review to date, does not expect the amounts required to be expensed over the balance of 1999 to have an adverse material effect on its business, results of operations or financial condition. There can be no assurance, however, that further assessment of the Company's internal systems and applications will not indicate that additional Company efforts to assure Year 2000 compliance are necessary, and that such efforts may be costly.

ASSOCIATED RISKS

The Company expects to identify and resolve all Year 2000 issues that could materially adversely affect its business, results of operations or financial condition. However, management realizes it may not be possible to determine with complete certainty that all Year 2000 problems affecting the Company will be identified or corrected in a timely manner. As a result, the Company could be at risk of experiencing a significant number of operational inconveniences and inefficiencies that may divert management's time and attention from its ordinary business activities and at risk of experiencing a lesser number of serious system or product failures that may require significant efforts by the Company to prevent or alleviate material business disruptions.

CONTINGENCY PLANS

The Company recognizes the importance of readiness for potential worst case scenarios. As a result, the Company is working to identify scenarios with significant risks, which would require contingency plans. The Company expects to develop and complete any needed contingency plans no later than the summer of 1999.