Form 10-K, Exhibit 13
period 1999-12-31
CONCORD COMMUNICATIONS INC
filed 2000-03-28
CIK 915290

                                                                   Exhibit 13.01

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW
The Company develops, markets and supports next-generation performance management solutions. Substantially all of the Company's revenues have been derived from the Network Health product family which began shipping in the first quarter of 1995.

The Company does not provide forecasts of its future financial performance. From time to time, however, the information provided by the Company or statements made by its employees may contain forward looking statements. In particular, some statements contained in this Annual Report and the Company's Form 10-K, for the fiscal year ended December 31, 1999, are not historical statements (including, but not limited to, statements concerning the plan and objectives of management; increases in sales and marketing, research and development and general and administrative expenses; expenses associated with Year 2000 and the Company's expected liquidity and capital resources). This document contains forward looking statements. Any statements contained herein that do not describe historical facts are forward looking statements. The Company makes such forward looking statements under the provisions of the "safe harbor" section of the Private Securities Litigation Reform Act of 1995. The forward looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties. The facts that could cause actual results to differ materially from current expectations include the following: risks of intellectual property rights and litigation, risks in technology development and commercialization, risks in product development and market acceptance of and demand for the Company's products, risks of downturns in economic conditions generally, and in the software, networking and telecommunications industries specifically, risks associated with competition and competitive pricing pressures, risks associated with international sales, risks associated with the Company's recent acquisitions and other risks detailed in the Company's filings with the Securities and Exchange Commission.

On October 19, 1999, the Company entered into an Agreement and Plan of Reorganization (the "Merger Agreement") providing for the merger (the "Merger") of E Acquisition Corp., a Georgia corporation and wholly-owned subsidiary of the Company ("Merger Sub"), with and into Empire Technologies, Inc. ("Empire"). The Merger was effected on October 29, 1999 (the "Effective Date") pursuant to a Certificate of Merger filed with the Secretary of State of the State of Georgia on that date. Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of the common stock, no par value per share, of Empire (the "Empire Common Stock") was converted into 815,248 shares of common stock, $.01 par value per share, of the Company (the "Concord Common Stock"). Concord issued an aggregate of 815,248 shares of Concord Common Stock to the stockholders of Empire in the Merger in a private placement transaction pursuant to Section 4(2) under the Securities Act of 1933. Empire is a provider of solutions for proactive self-management of UNIX and Windows NT systems, as well as mission-critical applications. The Merger was accounted for as a pooling-of-interests. All transactions between the two companies have been eliminated in the combined results. The Results of Operations reflect these combined results.

SUBSEQUENT EVENT
On February 4, 2000, the Company completed a merger with privately-held FirstSense Software, Inc. FirstSense is a provider of application and service response management solutions. The Company has reserved for issuance in connection with the merger, 1,940,000 shares of Concord's common stock. The transaction is being accounted for as a pooling-of-interests.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data as percentages of the Company's total revenue. All prior-period financial statements presented have been reinstated for the acquisition of Empire Technologies, Inc. (See Note 3 to financial statements).

                                                    Fiscal Year
                                          1999         1998         1997
--------------------------------------------------------------------------------
Revenues:
License revenues                          78.3 %       83.5 %      89.2 %
Service revenues                          21.7 %       16.5 %      10.8 %
                                         ---------------------------------------
Total revenues                           100.0 %      100.0 %     100.0 %
Cost of revenues                          12.0 %       11.3 %      14.1 %
                                         ---------------------------------------
Gross Profit                              88.0 %       88.7 %      85.9 %
                                         ---------------------------------------
Operating expenses:
Research and development                  16.9 %       17.8 %      24.5 %
Sales and marketing                       38.1 %       42.3 %      49.2 %
General and administrative                 5.5 %        6.8 %      10.0 %
Stock-based compensation                   3.8 %        2.4 %        --
Acquisition-related charges                0.8 %         --          --
                                         ---------------------------------------
Operating income                          22.9 %       19.5 %       2.2 %
Other income, net                          4.6 %        5.5 %       1.5 %
                                         ---------------------------------------
Income before income taxes                27.5 %       25.0 %       3.7 %
Provision for income taxes                 8.8 %        1.3 %        --
                                         ---------------------------------------
Net income                                18.7 %       23.7 %       3.7 %
                                         ---------------------------------------

REVENUES
The Company's revenues consist of software license revenues and service revenues. Software license revenues are recognized in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with respect to Certain Transactions. Software license revenues are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed and determinable, no significant production, modification or customization of the software is required and collection is considered probable by management. Service revenues are recognized as the services are performed. Maintenance revenues are derived from customer support agreements generally entered into in connection with initial license sales and subsequent renewals. Maintenance revenues are recognized ratably over the term of the maintenance period. Payments for maintenance fees are generally made in advance.

INTERNATIONAL REVENUES
The Company recognized $16.3 million, $7.3 million and $2.4 million of revenues from international locations in 1999, 1998 and 1997, representing 24.2%, 17.6% and 11.6% of total revenues, respectively. The Company's revenues from international locations were primarily generated from customers located in Europe. Revenues from customers located in Europe accounted for 13.1%, 12.6% and 10.3% of total revenues in 1999, 1998 and 1997, respectively. The continued increase in revenues from international locations as a percentage of total revenues is primarily the result of the Company's expansion of its operations outside the United States which has included both the hiring of additional personnel as well as the establishment of additional reseller agreements. The Company believes that continued growth and profitability will require further expansion of its sales in international markets. The Company expects to commit additional time and development resources to customizing its products and services for selected international markets.

TOTAL REVENUES
Total revenues were $67.3 million, $41.5 million and $20.7 million in 1999, 1998 and 1997, respectively, representing increases of 62.4% from 1998 to 1999 and 100.5% from 1997 to 1998.

LICENSE REVENUES
The Company's license revenues are derived from the licensing of software products. License revenues were $52.7 million, $34.6 million and $18.5 million, in 1999, 1998 and 1997, respectively, representing increases of 52.3% from 1998 to 1999 and 87.5% from 1997 to 1998. License revenues accounted for 78.3%, 83.5% and 89.2% of total revenues in 1999, 1998 and 1997, respectively. The increase in license revenues in absolute dollars resulted from increased sales to new customers and additional sales to existing customers for new products and upgrades of existing licenses. The decrease in license revenues as a percent of total revenues was the result of a significant increase in service revenues due to larger service opportunities in the installed customer base. There were no price increases for products during 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

SERVICE REVENUES
The Company's service revenues consist of fees for maintenance, training and professional services. Service revenues were $14.6 million, $6.9 million and $2.2 million in 1999, 1998 and 1997, respectively, representing increases of 113.4% from 1998 to 1999 and 208.2% from 1997 to 1998. Service revenues accounted for 21.7%, 16.5% and 10.8% of total revenues in 1999, 1998 and 1997, respectively. The increase in service revenues was attributed to an increase in revenue from maintenance contracts, training and professional services generated by new and existing service offerings into an expanded installed customer base.

COST OF REVENUES
Cost of revenues includes expenses associated with royalty costs, production, fulfillment and product documentation, along with personnel costs associated with providing customer support in connection with maintenance, training and professional services contracts. Royalty costs are composed of third party software costs. Cost of revenues were $8.1 million, $4.7 million and $2.9 million in 1999, 1998 and 1997, respectively, representing increases of 72.9% from 1998 to 1999 and 59.9% from 1997 to 1998. Cost of revenues accounted for 12.0%, 11.3% and 14.1% of total revenues in 1999, 1998 and 1997, respectively, resulting in gross margins of 88.0%, 88.7% and 85.9% in each respective period. The increase in cost of revenues, as well as the decrease in the gross margin percentages from 1998 to 1999 was primarily the result of increased spending in customer support to be more responsive to growing customer needs. The improvement in the gross margin percentages from 1997 to 1998 was attributable to lower royalty unit costs associated with the higher sales volumes during the 1998 period.

RESEARCH AND DEVELOPMENT
Expenses Research and development expenses consist primarily of personnel costs associated with software development. Research and development expenses were $11.4 million, $7.4 million and $5.1 million in 1999, 1998 and 1997, respectively, representing an increase of 54.5% from 1998 to 1999 and 45.7% from 1997 to 1998. Research and development expenses accounted for 20.7%, 20.2% and 24.5% of total revenues in 1999, 1998 and 1997, respectively. The increase in absolute dollars was primarily due to increased headcount in research and development from 57 to 81 people from 1998 to 1999 and 42 to 57 people from 1997 to 1998. The Company anticipates that it will continue to commit substantial resources to research and development in the future and that product development expenses may increase in absolute dollars in future periods.

SALES AND MARKETING EXPENSES
Sales and marketing expenses consist primarily of salaries, commissions to sales personnel and agents, travel, tradeshow participation, public relations and other promotional expenses. Sales and marketing expenses were $25.7 million, $17.5 million and $10.2 million in 1999, 1998 and 1997, respectively, representing an increase of 46.6% from 1998 to 1999 and 72.2% from 1997 to 1998. Sales and marketing expenses accounted for 38.1%, 42.3% and 49.2% of total revenues in 1999, 1998 and 1997, respectively. The increase in absolute dollars was primarily the result of increased headcount to continue to build the direct sales force along with additional marketing and promotional activities to penetrate the market. The decline in sales and marketing expenses as a percentage of total revenues is due to sales productivity improvements resulting from the expansion of the Network Health product family, increased revenues from existing customers and improved lead generation. Headcount in sales and marketing at the end of 1999, 1998 and 1997 was 119, 76 and 45 people, respectively.

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses consist primarily of salaries for financial, administrative and management personnel and related travel expenses, as well as legal and accounting expenses. General and administrative expenses were $3.7 million, $2.8 million and $2.1 million in 1999, 1998 and 1997, respectively, representing an increase of 31.3% from 1998 to 1999 and 36.1% from 1997 to 1998. General and administrative expenses accounted for 5.5%, 6.8% and 10.0% of total revenues in 1999, 1998 and 1997, respectively. The increase in absolute dollars reflects personnel growth and associated costs in general support areas. General and administrative expenses declined as a percentage of total revenues due to a significant increase in revenues.

ACQUISITION-RELATED EXPENSES
Acquisition-related expenses included accounting, legal and investment banking fees associated with the acquisition of Empire Technologies, Inc.

OTHER INCOME (EXPENSE), NET
Other income consists of interest earned on funds available for investment net of interest expense in connection with the financing of capital equipment. The Company realized net other income of $3.1 million, $2.3 million and $306,000, respectively, in 1999, 1998 and 1997.

INCOME TAXES
The difference between the expected combined federal and state tax rate and the Company's effective tax rate in 1999 relates primarily to the use of currently-generated tax credits and tax assets acquired as a part of the Empire acquisition. The difference in 1998 and 1997 relates primarily to the use of substantially all of the Company's unrestricted NOL carryforwards. In addition, the Company received a tax benefit of approximately $500,000 pursuant to the exercise of employee stock options in 1998 and a tax benefit of approximately $4.9 million pursuant to the exercise of employee stock options in 1999. The Company recorded this benefit as a component of additional paid-in capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

LIQUIDITY AND CAPITAL RESOURCES
The Company has financed its operations, prior to its initial public offering, primarily through the private sale of equity securities and a credit line for equipment purchases. On October 24, 1997, the Company completed its initial public offering of 3,335,000 shares of Common Stock at a price of $14.00 per share. Of these shares, 2,735,000 were issued by the Company and 600,000 were sold by selling shareholders. The Company received net proceeds of approximately $34.7 million. The Company had working capital of $55.4 million at December 31, 1999.

Net cash provided by operating activities was $11.6 million, $16.1 million and $2.3 million in 1999, 1998 and 1997, respectively. Cash, cash equivalents and marketable securities were $62.0 million, $51.2 million and $36.9 million in 1999, 1998 and 1997, respectively. Deferred revenues increased for the year ended December 31, 1999 by $4.4 million due to an increase in overall sales activity; $4.1 million of this increase came from deferred maintenance contracts and $294,000 was the result of service and software license sales with remaining contingencies such as completion of services, product acceptance and credit worthiness.

Investing activities have consisted of the acquisition of property and equipment, most notably computer and networking equipment to support the growing employee base and corporate infrastructure and also investments in marketable securities. The Company manages its market risk on its investment securities by selecting investment grade securities with the highest credit ratings of relatively short duration that trade in highly liquid markets. Financing activities consisted primarily of the issuance of common stock and exercise of options during 1999 and 1998 and from the proceeds from and repayments of bank borrowings in connection with equipment purchases during 1997.

Pursuant to the Tax Reform Act of 1986, the utilization of net operating loss carryforwards for tax purposes may be subject to an annual limitation if a cumulative change of ownership of more than 50% occurs over a three-year period. As a result of the Company's 1995 preferred stock financings, such a change in ownership has occurred. As a result of this ownership change, the use of the net operating loss carryforwards will be limited. The Company has determined that its initial public offering did not cause another ownership change. The Company has deferred tax assets of approximately $13.9 million composed primarily of net operating loss carryforwards and research and development credits. The Company has fully reserved for these deferred tax assets by recording a valuation allowance of $13.9 million, as the Company believes that it is more likely than not that it will not be able to realize this asset.

Pursuant to paragraphs 20 to 25 of Statement of Financial Accounting Standards No. 109, the Company considered both positive and negative evidence in assessing the need for a valuation allowance at December 31, 1998 and 1999. The factors that weighed most heavily on the Company's decision to record a full valuation allowance were (i) the substantial restrictions on the use of its existing net operation loss (NOL) carryforwards and (ii) the uncertainty of future profitability.

As a result of the ownership change described above, the future use of approximately $10.9 million of the Company's NOL carryforwards are limited to only $330,000 per year; the substantial majority of such NOL carryforwards will expire before they can be used. Pursuant to the provisions of SFAS No. 109, the Company used all of its remaining unrestricted NOL and credit carryforwards in computing the 1998 tax provision. The Company is also subject to rapid technology changes, competition from substantially larger competitors, a limited family of products and other related risks, as more thoroughly described in the "Risk Factors" section of the Company's Form 10-K, for the fiscal year ended December 31, 1999. The Company's dependence on a single product family in an emerging market makes the prediction of future results difficult, if not impossible, especially in the highly competitive software industry. As a result, the Company found the evidence described above to be the most reliable objective evidence available in determining that a full valuation allowance against its tax assets would be necessary.

The Company's net operating loss deferred tax asset includes approximately $3.4 million pertaining to the benefit associated with the exercise and subsequent disqualifying disposition of incentive stock options by the Company's employees. When and if the Company realizes this asset, the resulting change in the valuation allowance will be credited directly to additional paid-in capital, pursuant to the provisions of SFAS No. 109.

The difference between the expected combined federal and state tax rate and the Company's effective tax rate in 1999 relates primarily to the use of currently-generated tax credits and tax assets acquired as a part of the Empire acquisition. The difference in 1998 and 1997 relates primarily to the use of substantially all of the Company's unrestricted NOL carryforwards.

In addition, the Company received a tax benefit of approximately $500,000 pursuant to the exercise of employee stock options in 1998 and a tax benefit of approximately $4.9 million pursuant to the exercise of employee stock options in 1999. The Company recorded this benefit as a component of additional paid-in capital.

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

As of December 31, 1999, the Company's principal sources of liquidity included cash and marketable securities. The Company believes that its current cash and market securities and cash provided by future operations will be sufficient to meet its working capital and anticipated capital expenditure requirements for the next 12 months. Although operating activities may provide cash in certain periods, to the extent the Company experiences growth in the future, its operating and investing activities may require significant cash. Consequently, any such future growth may require the Company to obtain additional equity or debt financing.

YEAR 2000 COMPLIANCE / YEAR 2000 READINESS DISCLOSURE STATEMENT
The Company was aware of the issues associated with the programming code in existing computer systems and software products as the millennium (Year 2000) approached. The Company set up a task force which consisted of the Director of IT and Operations, the Manager of System Applications and representative personnel from each functional area. This task force addressed the Year 2000 issue in the following categories: the Network Health product; internal business computer systems and software applications; internal systems other than computer hardware and software; and systems of the Company's external suppliers and service providers. The Company also assessed its Year 2000 associated costs, risks and potential contingency plans. Despite the Company's efforts with respect to the Year 2000 issue, there can be no assurance that the Company's business, results of operations or financial condition would not be materially adversely affected by the failure of the Company's products, its internal systems and applications or the systems of its third party suppliers and service providers to properly operate or manage data beyond 1999.

NETWORK HEALTH PRODUCT
In 1997, the Company initiated the necessary development to ensure Year 2000 compliance in the Network Health family of applications and believes it has achieved Year 2000 compliance in Network Health 4.1 which was released in August 1998. The Company's existing customers can receive this release, at no charge, through their annual software maintenance contract. The Company requires its customers to purchase software maintenance in order to receive product support. Specifically, the Company defines Year 2000 Compliance as the following: no value for current date will cause any interruption in operation; date-based functionality must behave consistently for dates prior to, during, and after Year 2000; in all interfaces and data storage, the century in any date must be specified either explicitly or by unambiguous algorithms or inferencing rules; Year 2000 must be recognized as a leap year. The Company's definition of Year 2000 Compliance is adopted from the British Standard Institute's Definition of Year 2000 Conformity Requirements (PD2000-1). A copy of the standard is available for review on the Company's website. The Company makes no guarantee of, claims no responsibility for, and disclaims any liability to its customers, with respect to Year 2000 compliance of operating platforms, hardware, software, or other products not developed by the Company, including equipment monitored by the Network Health product. None of the Company's customers have reported any Year 2000 related problems with the Company's Network Health product.

INTERNAL BUSINESS COMPUTER SYSTEMS AND SOFTWARE APPLICATIONS
In 1998, the Company commenced a Year 2000 date conversion project to address all internal existing computer systems, software applications, and related computer equipment (e.g. printers) used in conjunction with its internal operations. The Company identified, modified, upgraded, and/or replaced any systems that had been identified as non-Year 2000 compliant to minimize the possibility of a material disruption to its business. The Company finished assessing all existing internal systems and completed the compliance process on these systems before the end of 1999.

INTERNAL SYSTEMS OTHER THAN COMPUTER HARDWARE AND SOFTWARE
The operation of office and facilities equipment such as fax machines, photocopiers, telephone switches, security systems, elevators, and other common devices could also have been affected by the Year 2000 issue. The Company identified and remedied any Year 2000 issues on its office and facilities equipment.

SYSTEMS OF EXTERNAL SUPPLIERS AND SERVICE PROVIDERS
The Company initiated communications with third party suppliers of the computers, software, and other equipment used, operated, or maintained by the Company to identify and, to the extent possible, to resolve any issues regarding the Year 2000 issue. The Company also initiated communications with facilities service providers upon which the Company relies for daily operations. All external suppliers and service providers had been asked to provide

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

a written assurance that they were also preparing to be Year 2000 compliant in a timely manner, and that their products/services will be available to the Company up to and beyond the Year 2000, without interruption. A response was received from 100% of these suppliers and service providers. There were no Y2000 associated problems with systems operated by other companies upon which the Company relies.

ASSOCIATED COSTS
To date, the Company has not incurred any material costs related to the assessment, upgrade or replacement of existing systems identified as non-Year 2000 compliant. Management has assessed the total Year 2000 compliance expense and found that the amounts required to be expensed in 1999 did not have an adverse material effect on its business, results of operations or financial condition.

ASSOCIATED RISKS
The Company believes it has identified and resolved all Year 2000 issues that could have materially adversely affected its business, financial condition or results of operations. However, management realizes it may not be possible to determine, at this time, with complete certainty that all Year 2000 problems affecting the Company were corrected. As a result, the Company could be at risk of experiencing a significant number of operational inconveniences and inefficiencies that may divert management's time and attention from its ordinary business activities and at risk of experiencing a lesser number of serious system or product failures that may require significant efforts by the Company to prevent or alleviate material business disruptions.

CONTINGENCY PLANS
The Company recognizes the importance of readiness for potential worst case scenarios. As a result, the Company worked to identify scenarios with significant risks, which could have required contingency plans and had contingency plans in place before the end of 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments. The Company does not invest in derivative financial instruments, other financial instruments or derivative commodity instruments for which fair value disclosure would be required under SFAS No. 107. All of the Company's investments are in investment grade securities with high credit ratings of relatively short duration that trade in highly liquid markets and are carried at fair value on the Company's books. Accordingly, the Company has no quantitative information concerning the market risk of participating in such investments.

Primary Market Risk Exposures. The Company's primary market risk exposure is in the area of interest rate risk. The Company's investment portfolio of cash equivalents is subject to interest rate fluctuations, but the Company believes this risk is immaterial due to the short-term nature of these investments. Substantially all of the Company's business outside the United States is conducted in U.S. dollar-denominated transactions, whereas the Company's operating expenses in its international branches are denominated in local currency. The Company has no foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company believes that the operating expenses of its foreign operations are immaterial, and therefore any associated market risk is unlikely to have a material adverse effect on the Company's business, results of operations or financial condition.

PRICE RANGE OF COMMON STOCK
The Company effected its initial public offering on October 24, 1997 at a price of $14.00 per share. Since that date, the Company's Common Stock has traded on the Nasdaq National Market under the symbol CCRD. The following table sets forth, for the period indicated, the high and low closing sales prices for the Common Stock, all as reported by the Nasdaq National Market.

Period                                              High             Low
--------------------------------------------------------------------------------
October 16, 1997 - December 31, 1997              $ 23.25         $ 15.75

Fiscal 1998:
  First Quarter                                   $ 28.75         $ 15.13
  Second Quarter                                    29.38           21.25
  Third Quarter                                     45.13           26.00
  Fourth Quarter                                    56.75           31.25
Fiscal Year                                         56.75           15.13

Fiscal 1999:
  First Quarter                                   $ 68.25         $ 43.75
  Second Quarter                                    58.00           36.56
  Third Quarter                                     56.75           34.75
  Fourth Quarter                                    64.00           38.00
Fiscal Year                                         68.25           34.75